Exhibit 99.1

Long Term Supply Agreement

Party A: Zhejiang Tantech Bamboo Technology Co., Ltd. (浙江富来森中竹科技有限公司)

Party B: Zhejiang Longquanzhixin Trading Co., Ltd. (浙江龙泉置信商贸有限公司)

Date: December 15th, 2016

The agreement is signed because:

1. Currently the Zhejiang province is taking a series of measures to improve water environment, which has led to a massive closure of small-sized bamboo charcoal manufacturers. Most of Party B's cooperative partners have been shut down, and production only continues at its headquarters and few cooperative enterprises.

2. Party A derives its raw materials from natural bamboo and the residue from bamboo-product processing factories such as bamboo flooring makers. However, the massive business closure of bamboo-product processing factories since last year has caused the short of supply in raw materials for bamboo charcoal products. Natural bamboo has become the only raw material source.

3. Party A has been cooperating with Party B on raw material supplies for many years, and it requires Party B to ensure a long-term, stable supply of raw materials for bamboo charcoal. Uncertainties about raw material supply will inevitably hurt Party A's normal production and sales.

Based on the above situation, through full negotiations with the principle of mutual benefit, Party A and Party B have reached the following agreement on issues of:

1.	Party B will establish a new moso bamboo planting base covering 10,000 mu near its existing planting base for 6,000 yuan per mu, totaling 60 million yuan.

2.	Party A will pay Party B 60 million yuan as advance payment by Dec. 31, 2016. Party B promises it will use the advance payment to finance the new bamboo base. Time and amount of the remittance shall be confirmed by bank documents.

3.	Party B will supply Party A with bamboo charcoal made of the bamboo from the new planting base, and make the following commitments:

1)	It promises to supply Party A with no less than 390 million tons of bamboo charcoal within three years. That is to say, in 2016, 2017 and 2018 it shall supply Party A with no less than 130 million tons of qualified bamboo charcoal each year. It agrees to supply the bamboo charcoal to set off against Party A's advance payment.

2)	It promises to keep the supply price unchanged within three years. That is to say, in 2016, 2017 and 2018 it will keep the price of bamboo charcoal particles of 1-3 millimeters in diameter at 3,560 yuan per ton, bamboo charcoal particles of 3-5 millimeters in diameter at 3,690 yuan per ton, bamboo charcoal particles of 5-10 millimeters in diameter at 3,350 yuan per ton, and chopped bamboo charcoal at 2,440 yuan per ton.

4.	Party B will pledge its stock rights to warrant Party A's advance payment, ensuring the security of Party A's cash. The Parties will sign another agreement over the pledge issue.

5.	If Party B fails to honor the above commitments, it will offer Party A a compensation equivalent to 20% of the 60 million yuan worth of advance payment.

6.	Supplemental agreements on unmentioned matters shall be signed after being addressed by both Parties through consultation with each other.

7.	Any dispute in connection with the Agreement shall be solved through negotiations by both Parties. If negotiations fail, the Parties shall submit the dispute to the People's Court of Liandu District in Lishui city.

8.	The Agreement shall come into force upon signature by both Parties. This Agreement is made in duplicate, with each Party holding two copies, and they shall be equally authentic.

Party A: Zhejiang Tantech Bamboo Technology Co., Ltd. (浙江富来森中竹科技有限公司)

Signature by legal person: Zhengyu Wang

Party B:Zhejiang Longquanzhixin Trading Co., Ltd. (浙江龙泉置信商贸有限公司)

Signature by legal person: Ronghua Cai